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                          BENTLEY SYSTEMS, INCORPORATED
                               685 STOCKTON DRIVE
                                 EXTON, PA 19341



September 16, 2002

VIA EDGAR  AND U.S. MAIL
------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Attention:    Barbara C. Jacobs, Esq.
              Meredith Master, Esq.

              Re:  Bentley Systems, Incorporated
              Registration Statement on Form S-1
              (File No. 333-86752)
              -----------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 and Rule 478(c) promulgated under the Securities Act of 1933, as amended, Bentley Systems, Incorporated (the "Registrant") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File Number 333-86752), together with all exhibits (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 23, 2002. The Registration Statement was not declared effective by the Commision, and none of the Registrant's securities were sold pursuant to the Registration Statement.

     Based upon current market conditions, the Registrant has determined not to pursue an initial public offering of equity securities at this time. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.

     The Registrant requests in accordance with Rule 457(p) promulgated under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (610) 458-3181 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact Walter J. Mostek, Jr. or James Biehl of Drinker Biddle & Reath LLP at (215) 988-2700. Thank you for your assistance.

                                      BENTLEY SYSTEMS, INCORPORATED

                                      /s/ David G. Nation
                                      ----------------------------------
                                      David G. Nation
                                      Senior Vice President of Corporate Affairs
                                         and General Counsel


cc:   Michael Hoak, the New York Stock Exchange